UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

Wayne Cohen

Sculptor Capital Management

9 West 57th Street

New York, NY 10019

(212) 790-0000

March 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,373,789 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,373,789 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,789 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21% (2)
14	TYPE OF REPORTING PERSON HC

(1)

Includes 1,192,799 shares of Class A Common Stock and 180,990 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 32,658,657 shares of Class A common stock issued and outstanding as of March 6, 2024 as reported in the 8-K, filed with the Securities and Exchange Commission on March 20, 2024 plus 180,990 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON SCM GC Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,990 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,990 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,990 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 1,192,799 shares of Class A Common Stock and 180,990 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 32,658,657 shares of Class A common stock issued and outstanding as of March 6, 2024 as reported in the 8-K, filed with the Securities and Exchange Commission on March 20, 2024 plus 180,990 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,373,789 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,373,789 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,789 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 1,192,799 shares of Class A Common Stock and 180,990 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 32,658,657 shares of Class A common stock issued and outstanding as of March 6, 2024 as reported in the 8-K, filed with the Securities and Exchange Commission on March 20, 2024 plus 180,990 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,373,789 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,373,789 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,789 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Includes 1,192,799 shares of Class A Common Stock and 180,990 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 32,658,657 shares of Class A common stock issued and outstanding as of March 6, 2024 as reported in the 8-K, filed with the Securities and Exchange Commission on March 20, 2024 plus 180,990 shares of Class B common stock held by the Reporting Persons.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Sculptor Capital Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,373,789 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,373,789 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,789 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21% (2)
14	TYPE OF REPORTING PERSON HC

(1)

Includes 1,192,799 shares of Class A Common Stock and 180,990 shares of Class B Common Stock held by SCM GC Investments Limited, subject to forfeiture. SCM GC Investments Limited is wholly-owned by Sculptor Master Fund Ltd. Sculptor Capital LP is the investment adviser to Sculptor Master Fund, Ltd. Sculptor Capital Holding Corporation serves as the sole general partner of Sculptor Capital LP. Sculptor Capital Management, Inc. is a holding company that is the sole shareholder of Sculptor Capital Holding Corporation.

(2)

The calculation is based on 32,658,657 shares of Class A common stock issued and outstanding as of March 6, 2024 as reported in the 8-K, filed with the Securities and Exchange Commission on March 20, 2024 plus 180,990 shares of Class B common stock held by the Reporting Persons.

This Amendment No. 5 to Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on June 27, 2022 (the “Initial Statement”) as amended by the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities Exchange Commission on July 21, 2022, Amendment No.2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on November 16, 2022, Amendment No.3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on December 8, 2022 (as amended, the “Schedule 13D”) and Amendment No.4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission on January 30, 2023 (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

As set forth below, as a result of the shares outstanding found in the 8-K filed on March 20, 2024 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a),(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 5 to Schedule 13D are hereby incorporated by reference in this Item 5.

The decrease in shares beneficially owned by each Reporting Person as reported in this Amendment No. 5 to Schedule 13D reflects, in addition to the transactions described on Annex A.

Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, is the investment adviser to Sculptor Master Fund, Ltd. (“SCMF”) a Cayman Islands company, and thus may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor. Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, serves as the sole general partner of Sculptor. As such, SCHC may be deemed to control Sculptor and, therefore, may be deemed a beneficial owner of the shares held in the accounts managed by Sculptor. Sculptor Capital Management, Inc. (“SCU”), a Delaware corporation, is the sole shareholder of SCHC and may be deemed a beneficial owner of the shares in the accounts managed by Sculptor. SCM GC Investments Limited (“SCM GC”) a Cayman Islands exempted company, is wholly owned by SCMF.

(c) Except as set forth on Annex A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) None.

(e) As a result of the shares outstanding found in the 8-K filed on March 20, 2024 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2024

SCULPTOR CAPITAL MANAGEMENT, INC.

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCM GC INVESTMENTS LIMITED

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR MASTER FUND, LTD.

By: Sculptor Capital LP, its investment manager
By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

SCULPTOR CAPITAL LP

By: Sculptor Capital Holding Corporation, its General Partner

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer
Title:	President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING CORPORATION

Signature:	/s/ Wayne Cohen
Name:	Wayne Cohen
Title:	President and Chief Operating Officer

Annex A

Transaction in Class A Common Stock

(For the period from January 31, 2023 through March 21, 2024)

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
None	None	N/A	N/A	N/A